SG Commercial Mortgage Securities, LLC
245 Park Avenue
New York, New York 10167

January 30, 2025

Rolaine Bancroft
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SG Commercial Mortgage Securities, LLC Registration Statement on Form SF-3 File No. 333-282604

Dear Ms. Bancroft:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of SG Commercial Mortgage Securities, LLC (the “Company”), hereby requests acceleration of effectiveness of the above-referenced registration statement to 10:00 A.M., Washington, D.C. time on February 4, 2025, or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,
SG Commercial Mortgage Securities, LLC
By:	/s/ Adam Ansaldi
Name: Adam Ansaldi
Title: President & CEO

cc: David S. Gingold, Esq.

      Frank Polverino, Esq.

      Renée Charlap, Esq.